                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549



                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934



                            United Community Bancorp
--------------------------------------------------------------------------------
                                (Name of Issuer)


                     Common Stock, par value $0.01 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   90984H 10 3
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                                 (CUSIP Number)

                               William F. Ritzmann
                      President and Chief Executive Officer
                              United Community MHC
                                92 Walnut Street
                           Lawrenceburg, Indiana 47025
                                 (812) 537-4822
--------------------------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                 March 30, 2006
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             (Date of Event which Requires Filing of this Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box /_/.





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---------------------------
CUSIP No. 90984H 10 3
---------------------------

SCHEDULE 13D

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    1        NAMES OF REPORTING PERSONS
             I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

                   United Community MHC

                   Being Applied For
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    2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP        (a) /_/
                                                                     (b) /_/

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    3        SEC USE ONLY

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    4        SOURCE OF FUNDS
                      OO
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    5        CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
             ITEMS 2(d) or 2(e)                                         /_/

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    6        CITIZENSHIP OR PLACE OF ORGANIZATION
                            United States
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                             7       SOLE VOTING POWER
          NUMBER OF                                                 4,655,200
           SHARES          -----------------------------------------------------
        BENEFICIALLY         8       SHARED VOTING POWER
          OWNED BY                                                          0
            EACH           -----------------------------------------------------
         REPORTING           9       SOLE DISPOSITIVE POWER
           PERSON                                                   4,655,200
            WITH           -----------------------------------------------------
                            10       SHARED DISPOSITIVE POWER
                                                                            0
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   11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
             4,655,200
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   12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
             SHARES     /_/
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   13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11);
             55.0%
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   14        TYPE OF REPORTING PERSON
             HC, CO
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                                       2

Item 1.    Security and Issuer.

         This Schedule 13D relates to the shares of common stock, par value $0.01 per share, of United Community Bancorp (the "Issuer" or the "Company"), a federally chartered corporation. The principal executive office of the Issuer is located at 92 Walnut Street, Lawrenceburg, Indiana 47025.

Item 2.    Identity and Background.

         This Schedule 13D is being filed by United Community MHC (the "MHC"), a federally chartered mutual holding company. The MHC's principal business is to hold a majority of the Issuer's shares of common stock. The principal office of the MHC is located at 92 Walnut Street, Lawrenceburg, Indiana 47025. During the past five years, the MHC has not been convicted in a criminal proceeding nor has the MHC been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, been or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         Attached as Schedule I hereto and incorporated herein by reference is a list containing certain information with respect to each director and executive officer of the MHC (the "Insiders"). To the MHC's knowledge, each Insider is a United States citizen, and no Insider has, during the past five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) nor has any Insider been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, been or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.    Source and Amount of Funds or Other Consideration.

         On March 30, 2006, United Community Bank (the "Bank") reorganized from the mutual to mutual holding company structure in accordance with the Bank's Amended and Restated Plan of Reorganization and Stock Issuance (the "Plan"). Pursuant to the Plan, the Bank converted to stock form and the Issuer and the MHC were established. In connection with the reorganization, the Issuer issued a total of 8,464,000 shares of common stock of which 4,655,200 shares were issued to the MHC in exchange for the MHC's ownership of 100% of the Bank's common stock. On March 30, 2006, the Insiders also purchased shares of common stock from the Issuer. All purchases by Insiders were from personal funds.

Item 4.    Purpose of Transaction.

         The primary purpose of the reorganization of the Bank from the mutual form to the mutual holding company form of organization was to establish a structure that will result in the raising of additional capital to support future lending and operational growth and may also support possible future branching activities or acquisitions. The stock offering will also enable the employees and officers of the Bank to obtain an equity ownership interest in the Bank. Because the Issuer only sold a minority of the common stock to the public, the Bank's mutual form of ownership and its ability to remain an independent savings bank and to provide community-oriented financial services will be preserved.

         Although the MHC and the Insiders intend to exercise their rights as stockholders, neither the MHC nor any Insider currently has any plans or proposals which relate to or would result in: (a) the acquisition by any person of additional securities of the Issuer or the disposition of securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;
(c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) any change in the present Board of Directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Board; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer's business or corporate structure; (g) changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized or to be quoted in an inter-dealer quotation system of a registered national securities association;
(i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or (j) any action similar to any of those enumerated above.

         In the future, the MHC and/or the Insiders may determine to purchase additional shares of the Issuer's common stock (or other securities of the Issuer) or to sell shares of the Issuer's common stock. Any such determination will depend on a number of factors, including market prices, the Issuer's prospects and alternative investments.

Item 5.    Interest in Securities of the Issuer.

         (a) - (b) The MHC beneficially owns (with sole voting and dispositive power) 4,655,200 shares of the Issuer's common stock or 55.0% of the outstanding shares. The following table provides information about the shares of common stock that may be considered to be owned by each Insider as of March 30, 2006. A person may be considered to own any shares of common stock over which he or she has, directly or indirectly, sole or shared voting or investment power. Unless otherwise indicated, each of the named individuals has sole voting and investment power with respect to the shares shown.

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

                                                                          Number of             Percent of
                                                                           Shares              Common Stock
         Name                                                               Owned               Outstanding
         ----                                                       -----------------------  ------------------
         William F. Ritzmann......................................            40,000                  *
         Ralph B. Sprecher........................................            27,000                  *
         Robert J. Ewbank.........................................            50,000 (1)              *
         William S. Gehring.......................................             5,100                  *
         Jerry W. Hacker..........................................            30,000 (2)              *
         Elmer G. McLaughlin......................................            31,737 (3)              *
         Anthony C. Meyer.........................................            15,000                  *
         Larry L. Miller..........................................            10,000                  *
         Henry G. Nanz............................................            30,000 (4)              *
         George M. Seitz..........................................            35,000                  *
         Eugene B. Seitz, II......................................            30,000                  *
         Richard C. Strzynski.....................................            30,000 (5)              *
         Frank E. Weismiller, Jr..................................            60,000                  *
         Vicki A. March...........................................            22,265                  *

         _____________________________________________
         * Represents less than 1%.
         (1) Includes 29,700 shares held by Mr. Ewbank's business and 5,300 shares held by Mr. Ewbank's spouse.
         (2)  Includes 6,000 shares held by Mr. Hacker's spouse's IRA.
         (3)  Includes 10,000 shares held by Mr. McLaughlin's spouse.
         (4)  Includes 15,000 shares held by Mr. Nanz's spouse.
         (5)  Includes 15,000 shares held by Mr. Strzynski's spouse.

         (c) Other than the acquisition of such shares by the MHC and the Insiders on March 30, 2006, neither the MHC nor any Insider has effected any transaction relating to the Issuer's common stock within the past 60 days.

         (d) No person other than the MHC has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities owned by the MHC as described in Item 5(a)-(b) above.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

         Not applicable.

Item 7.  Material to be Filed as Exhibits.

         Not applicable.

                                    SIGNATURE
                                    ---------

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                       UNITED COMMUNITY MHC


Date: April 4, 2006                    By: /s/ William F. Ritzmann
                                           -------------------------------------
                                           William F. Ritzmann
                                           President and Chief Executive Officer





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
                                   Schedule I

            Directors and Executive Officers of United Community MHC
            --------------------------------------------------------

         The name, business address and present principal occupation of each director, executive officer and controlling person of United Community MHC are set forth below.

Name                           Business Address                  Principal Occupation
----                           ----------------                  --------------------
William F. Ritzmann            92 Walnut Street                  Director,  President and Chief  Executive  Officer
                               Lawrenceburg, Indiana 47025       of  United   Community  Bank,   United   Community
                                                                 Bancorp and United  Community  MHC;  Director  and
                                                                 President of UCB Charitable Foundation.

Ralph B. Sprecher              92 Walnut Street                  Chairman  of the Board of United  Community  Bank,
                               Lawrenceburg, Indiana 47025       United  Community  Bancorp  and  United  Community
                                                                 MHC; retired.

Robert J. Ewbank               92 Walnut Street                  Director   of  United   Community   Bank,   United
                               Lawrenceburg, Indiana 47025       Community  Bancorp,  United  Community MHC and UCB
                                                                 Charitable  Foundation;  Partner  in law  firm  of
                                                                 Ewbank, Kramer & Dornette LLP.

William S. Gehring             92 Walnut Street                  Director   of  United   Community   Bank,   United
                               Lawrenceburg, Indiana 47025       Community   Bancorp  and  United   Community  MHC;
                                                                 retired.

Jerry W. Hacker                92 Walnut Street                  Director   of  United   Community   Bank,   United
                               Lawrenceburg, Indiana 47025       Community  Bancorp,  United  Community MHC and UCB
                                                                 Charitable  Foundation;  Owner  and  President  of
                                                                 Dee's Delights, Inc.

Elmer G. McLaughlin            92 Walnut Street                  Director,    Executive   Vice   President,   Chief
                               Lawrenceburg, Indiana 47025       Operating  Officer  and  Corporate   Secretary  of
                                                                 United Community Bank,  United  Community  Bancorp
                                                                 and United  Community MHC;  Director and Secretary
                                                                 of UCB Charitable Foundation.

Anthony C. Meyer               92 Walnut Street                  Director   of  United   Community   Bank,   United
                               Lawrenceburg, Indiana 47025       Community  Bancorp and United Community MHC; Judge
                                                                 for State of Indiana.

Larry L. Miller                92 Walnut Street                  Director   of  United   Community   Bank,   United
                               Lawrenceburg, Indiana 47025       Community   Bancorp  and  United   Community  MHC;
                                                                 retired.

Henry G. Nanz                  92 Walnut Street                  Director   of  United   Community   Bank,   United
                               Lawrenceburg, Indiana 47025       Community  Bancorp and United  Community MHC; Real
                                                                 estate developer.

George M. Seitz                92 Walnut Street                  Director   of  United   Community   Bank,   United
                               Lawrenceburg, Indiana 47025       Community   Bancorp  and  United   Community  MHC;
                                                                 Officer  and  co-owner  of  Seitz   Agency,   Inc.
                                                                 insurance agency.

Eugene B. Seitz, II            92 Walnut Street                  Director   of  United   Community   Bank,   United
                               Lawrenceburg, Indiana 47025       Community  Bancorp,  United  Community MHC and UCB
                                                                 Charitable  Foundation;  Officer  and  co-owner of
                                                                 Seitz Agency, Inc. insurance agency.

Richard C. Strzynski           92 Walnut Street                  Director   of  United   Community   Bank,   United
                               Lawrenceburg, Indiana 47025       Community   Bancorp  and  United   Community  MHC;
                                                                 Certified Public Accountant.

Frank E. Weismiller, Jr.       92 Walnut Street                  Director   of  United   Community   Bank,   United
                               Lawrenceburg, Indiana 47025       Community   Bancorp  and  United   Community  MHC;
                                                                 retired.

Vicki A. March                 92 Walnut Street                  Senior Vice  President,  Chief  Financial  Officer
                               Lawrenceburg, Indiana 47025       and  Treasurer of United  Community  Bank,  United
                                                                 Community   Bancorp  and  United   Community  MHC;
                                                                 Treasurer of UCB Charitable Foundation.